A.G.P./ALLIANCE GLOBAL PARTNERS

590 Madison Avenue 28th Floor New York,

New York 10022

July 11, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Re:	ZyVersa Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-272657 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), A.G.P./Alliance Global Partners, as the sole placement agent, hereby joins the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time on July 13, 2023, or as soon thereafter as practicable.

The undersigned, as the sole placement agent, represents that it has and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please contact Katherine J. Blair of Manatt, Phelps & Phillips, LLP, counsel of the placement agent, at (310) 312-4252 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature page follows]

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas Higgins
Name:	Thomas Higgins
Title:	Managing Director